SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

EMERITUS CORPORATION.
(Name of Applicant)

3131 Elliot Avenue, Suite 500
Seattle, Washington 98121
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                            TITLE OF CLASS       AMOUNT

                          6.25% Convertible Subordinated Debentures Due 2008    $32,000,000

Approximate Date of Proposed Public Offering:

As soon as practicable after the Indenture

is qualified under the Trust Indenture Act

of 1939

Name and Address of Agent for Service:

Raymond R. Brandstrom

3131 Elliot Avenue, Suite 500

Seattle, Washington 98121

(206) 298-2909

With a copy to:

Michael Stansbury, Esq.

Perkins Coie LLP

1201 Third Avenue, Suite 4800

Seattle, Washington 98101

(206) 359-8771

GENERAL

1. General Information. Furnish the following information as to the applicant.

(a) Form of organization:

A corporation

(b) State or other sovereign power under the laws of which organized:

State of Washington

2. Securities Act Exemption Applicable.

Upon the terms set forth in the Offering Memorandum dated October 18, 2005, and the related letter or Transmittal (which together constitute the "Exchange Offer"), Emeritus Corporation (the "Company") is offering to exchange $32,000,000 in principal amount of the Company's 6.25% Convertible Subordinated Debentures due 2008 (the "New Debentures") for an equal principal amount of the Company's 6.25% Convertible Subordinated Debentures due 2006 (the "Existing Debentures").

The Company has appointed U.S. Bank, National Association as the Exchange Agent for the Exchange Offer. The Company will pay the Exchange Agent customary fees for its services and reimburse the Exchange Agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services. The Company will also pay the Exchange Agent compensation for services as trustee under the New Debentures indenture and certain of its expenses related thereto.

There has not been and there will not be any sales of the New Debentures by the Company or by or through any underwriter at or about the same time as the Exchange Offer. The transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to the provisions of Section 3(a)(9) thereof.

AFFILIATIONS

3. Affiliates.

See Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position.

To the Company's knowledge, Item 5 of this Application sets forth the name and address of the only shareholders of the Company that beneficially own 10% or more of the Company's securities as of September 13, 2005.

The following list sets forth the relationship among the Company and all of its principal direct and indirect subsidiaries. Each of the entities listed below is a wholly-owned subsidiary of the Company.

1. EM I, L.L.C.

2. EMAC

3. Emeritus Management I, L.P.

4. Emeritus Management L.L.C.

5. Emeritus Properties I, Inc.

6. Emeritus Properties II, Inc.

7. Emeritus Properties III, Inc.

8. Emeritus Properties IV, Inc.

9. Emeritus Properties V, Inc.

10. Emeritus Properties VI, Inc.

11. Emeritus Properties VII, Inc.

12. Emeritus Properties IX, L.L.C.

13. Emeritus Properties X, L.L.C.

14. Emeritus Properties XI, L.L.C.

15. Emeritus Properties XII, L.L.C.

16. Emeritus Properties XIII, L.L.C.

17. Emeritus Properties XIV, L.L.C.

18. Emeritus Properties XVI, L.L.C.

19. Emeritus Properties-NGH, L.L.C.

20. Emeritus Real Estate IV, L.L.C.

21. Emeritus Realty Corporation

22. Emeritus Realty II, L.L.C.

23. Emeritus Realty III, L.L.C.

24. Emeritus Realty V, L.L.C.

25. Emeritus Realty VII, L.L.C.

26. Emeritus Realty XIV, L.L.C.

27. Emeritus Realty Bozeman, L.L.C.

28. Emeritus Realty Port St. Richie, L.L.C.

29. Emeritus Realty Puyallup, L.L.C.

30. ESC - Bozeman, L.L.C.

31. ESC - Land, L.L.C.

32. ESC - New Port Richey, L.L.C.

33. ESC - NGH, L.P.

34. ESC - Puyallup, L.L.C.

35. ESC - Silverdale, LLC

36. ESC I, L.P.

37. ESC III, L.P.

38. ESC IV, L.P.

39. ESCGP I, Inc.

40. ESCGP II, Inc.

41. ESC-Port St. Richie, L.L.C.

42. ESC-Ridgeland L.L.C.

43. Heritage Hills Retirement, Inc.

44. Painted Post L.L.C.

45. Painted Post Properties, Inc.

46. Texas-ESC-Lubbock, LP

MANAGEMENT AND CONTROL

4. Directors and Executive Officers. The following table sets forth the name and office of all directors and executive officers of the Company. The address of each director and executive officer is c/o Emeritus Corporation, 3131 Elliott Avenue, Suite 500, Seattle, Washington 98121.
Name	Office
Daniel R. Baty	Chairman of the Board of Directors, Chief Executive Officer
Raymond R. Brandstrom	Vice President of Finance, Chief Financial Officer, and Secretary, and Director
Gary Becker	Senior Vice President - Operations
P. "Kacy" Kang	Vice President, Operations - Western Division
Suzette McCanless	Vice President, Operations - Eastern Division
Martin D. Roffe	Vice President of Financial Planning
Frank A. Ruffo	Vice President - Administration
Christopher M. Belford	Vice President, Operations - Great Lakes Division
Bruce L. Busby	Director
Charles P. Durkin, Jr.	Director
Stanley L. Baty	Director
T. Michael Young	Director
Patrick R. Carter, Lord Carter of Coles	Director
David W. Niemiec	Director
Robert E. Marks	Director

5. Principal Owners of Voting Securities. The following table sets forth, as of September 13, 2005, the security ownership of each person who was known by the Company to beneficially own 10% or more of the voting securities of the Company.

Name and Complete Mailing Address	Title of Class Owned (1)	Amount Owned	Percentage of Voting Securities Owned
Daniel R. Baty c/o Emeritus Corporation 3131 Elliot Avenue, Suite 500 Seattle, WA 98121	Common Stock	5,800,139(2)	33%
Charles P. Durkin, Jr. c/o Emeritus Corporation 3131 Elliot Avenue, Suite 500 Seattle, WA 98121	Common Stock	6,611,020(3)	37.7%
Saratoga Partners IV, L.P. 535 Madison Avenue New York, NY 10022	Common Stock	6,593,020(3)	37.7%
B.F., Limited Partnership 3131 Elliot Avenue, Suite 500 Seattle, WA 98121	Common Stock	4,074,839(4)	23.4%

(1) Includes common stock on as as-converted basis with respect to currently issued and exercisable warrants to purchase common stock, and the currently issued and outstanding Existing Debentures.

(2) Includes the following: (a) 1,691,967 shares held directly and 2,957,550 shares held by B.F., Limited Partnership ("BF"), of which Mr. Baty has voting and dispositive control; (b) a warrant currently exercisable to purchase 400,000 common shares held by BF; (c) 717,289 common shares issuable under the Existing Debentures and currently held by two partnerships of which BF is the general partner; and (d) options held by Mr. Baty that are currently exercisable to purchase 33,333 common shares. BF owns 80% of the warrant and (as general partner of two other partnerships) approximately 49.4 % of the Existing Debentures.

(3) Includes the following owned by Saratoga Partners and its affiliates: (a) 6,593,020 common shares; (b) a warrant currently exercisable to purchase 1,000,000 common shares; and (c) 227,273 shares issuable under the Existing Debentures. Saratoga Partners and its affiliates own 100% of the warrant and approximately 15.6% of the Existing Debentures. Mr. Durkin is a principal of Saratoga Partners and a director of the Company.

(4) All of these shares are included in those listed in the table for Daniel R. Baty, who has voting and dispositve control of B.F., Limited Partnership.

See also the response to item 4 above.

UNDERWRITERS

6. Underwriters.

(a) Persons acting as underwriters within the last three years: None.

(b) The New Debentures will not be offered or sold by or through any underwriter.

CAPITAL SECURITIES

7. Capitalization.

(a) The following table sets forth, as of September 13, 2005, certain information as to each authorized class of securities of the Company:

Title of Class             Amount Authorized         Amount Outstanding

Common Stock,             40,000,000 shares             16,271,448 shares

Par Value $0.0001

Preferred Stock,             5,000,000 shares             0 shares
      Par Value $0.0001

6.25% Convertible            $32,000,000                $32,000,000
      Subordinated
      Debentures Due 2006

Warrants to purchase          1,000,000 shares               $4,200,000
1,000,000 shares
of common stock at $4.20
per share

Warrants to purchase 500,000         500,000 shares               $3,800,000
shares of common stock at $7.60
per share

(b) The holders of common stock are entitled to one vote per share on all matters to be voted on by shareholders. Subject to the prior rights of holders of any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata assets remaining after payment of liabilities and prior liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued following this offering will be fully paid and nonassessable.

The board has the authority to fix the designations, powers, privileges and other rights of any preferred stock, any or all of which may be greater than the rights of the common stock. The board of directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms that could delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. The Company has no current plans to issue any additional preferred stock.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions. The New Debentures will be issued under the terms of an indenture to be entered into between the Company and U.S. Bank, National Association, as trustee (the "Indenture"). The following is an analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

EVENTS OF DEFAULT

An event of default as provided in the Indenture includes:

(a) Default in the payment of interest on any of the New Debentures as and when the same becomes due and payable, and continuance of such default for a period of 30 days;

(b) Default in payment of principal of or premium, if any, on the New Debentures when the same becomes due and payable at maturity, upon redemption or otherwise, and continuance of such default for a period of five business days;

(c) Default for 60 days after notice in the observance or performance of any other covenant, agreement or condition in the New Debentures or the Indenture;

(d) Default under any obligations for money borrowed of $1,000,000 or more; or

(e) Certain events involving the bankruptcy, insolvency or reorganization of the Company.

The Indenture provides that the trustee is required, within 90 days after the occurrence of a default which is known to the trustee and is continuing, to give the holders of the New Debentures notice of such default. The trustee may, however, except in the case of default in the payment of principal or premium, if any, or interest on any of the New Debentures, withhold such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the New Debentures.

The Indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than a majority in principal amount of the New Debentures then outstanding may declare the principal amount plus accrued interest of all the New Debentures to be due and payable immediately, but if the Company cures all defaults (other than the nonpayment of interest and premium, if any, on and principal of any New Debentures which shall have become due solely by reason of acceleration) and certain other conditions are met, such declaration may be rescinded by the holders of a majority in principal amount of the New Debentures then outstanding.

The holders of a majority in principal amount of the New Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee subject to certain limitations specified in the Indenture.

In certain cases, the holders of a majority in principal amount of the outstanding New Debentures may on behalf of the holders of all New Debentures waive any past default or event of default except, unless cured, a default in the payment of the principal of, premium, if any, or interest on any of the

New Debentures (other than the nonpayment of interest and premium, if any, on and principal of any New Debentures which shall become due by acceleration) or a default relating to an obligation which cannot be modified without the consent of the holder of each New Debenture affected.

AUTHENTICATION AND DELIVERY AND APPLICATION OF PROCEEDS

The New Debentures shall be executed on behalf of the Company by two authorized officers of the Company. The signature of any of these officers on the New Debentures may be manual or facsimile. The Company's seal shall be impressed, affixed, imprinted or reproduced on the New Debentures and may be in facsimile form.

New Debentures bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Debentures or did not hold such offices at the date of such New Debentures.

Upon the original issuance of the New Debentures by the Company and authentication by the trustee, the trustee shall deliver the New Debentures to the holders.

A New Debenture shall not be valid until the trustee manually signs the certificate of authentication on the New Debenture. Such signature shall be conclusive evidence that the New Debenture has been authenticated under the Indenture. The trustee shall authenticate the New Debentures for original issue upon the execution of the Indenture and a written order or orders of the Company signed by two authorized officers or by an authorized officer and an Assistant Treasurer of the Company. The trustee may appoint an authenticating agent to authenticate the New Debentures. An authenticating agent may authenticate New Debentures whenever the trustee may do so.

The Company will receive no proceeds from the issuance of the New Debentures.

SATISFACTION AND DISCHARGE OF INDENTURE

The Indenture shall cease to be of further effect (except as to any surviving rights of conversion, transfer or exchange of New Debentures expressly provided for), and the trustee, on demand of and at the expense of the Company, shall execute the proper instrument acknowledging satisfaction and discharge of the Indenture, when

(a) either:

(i) all New Debentures theretofore authenticated and delivered, other than New Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture, have been cancelled by the trustee or delivered for cancellation to the trustee; or

(ii) all such New Debentures not theretofore cancelled or delivered to the trustee for cancellation have become due and payable, or will become due and payable at their stated maturity, or are to be called for redemption without one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense of the Company and the Company, in the case of paragraph (ii) above, has deposited or caused to be deposited with the trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such New Debentures not theretofore cancelled or delivered to the trustee for cancellation, for principal and any premium and interest to the date of such deposit, in the case of Debentures which have become due and payable, or to the stated maturity or redemption date, as the case may be;

(b) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c)the Company has delivered to the trustee an Officers' Certification and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the trustee under specific sections of the Indenture shall survive.

EVIDENCE OF COMPLIANCE

The Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, a written statement signed by the principal executive officer, principal financial officer or principal accounting officer of the Company, stating, as to each signer thereof:

(1) that a review of the activities of the Company during such year and of performance under this Indenture has been made under his or her supervision;

(2) that to the best of his or her knowledge, based on such review, the Company has kept, observed, performed and fulfilled in all material respects each and every condition and covenant contained in this Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant, specifying each such default known to him or her and the nature and status thereof; and

(3) the conversion price then in effect.

The Company will give the Trustee written notice of a change in the fiscal year of the Company, within a reasonable time after such change is effected.

Upon any application or request by the Company to the trustee to take any action under any provision of the Indenture, the Company shall furnish to the trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with and, if requested by the trustee, an Opinion of Counsel stating that in the opinion of such Counsel, all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of the Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every Officers' Certificate of Opinion of Counsel with respect to compliance with a condition or covenant provided for in the Indenture (other than certificates provided pursuant to Section 314(a)(4) of the Trust Indenture Act) shall include:

(a) a statement that each individual signing such Officers' Certificate or Opinion of Counsel has read such covenant or condition;

(b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such Officers' Certificate or Opinion of Counsel are based;

(c) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

9. Other Obligors.

None.

Contents of Application for Qualification. This application for qualification comprises:

(a) Pages numbered 1 to 11 consecutively.

(b) The statement of eligibility and qualification of the trustee on Form T-1 under the indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

Exhibit T-3A(1)	Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Annual Report on Form 10-K (File No. 1-14012) on March 29, 1996).
Exhibit T-3B	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1 (File No. 33-97508) declared effective on November 21, 1995).
Exhibit T-3C

Form of Indenture relating to the 6.25% Convertible Subordinated Debentures due 2008, to be entered into by and between Emeritus Corporation and U.S. Bank, National Association, as Trustee (incorporated by reference to Exhibit (d)(2) of Emeritus Corporation's Schedule TO filed October 18, 2005).

Exhibit T-3D	Not Applicable.
Exhibit T-3E(1)	Offering Memorandum, dated October 18, 2005 (incorporated by reference to Exhibit (a)(1) of Emeritus Corporation's Schedule TO filed October 18, 2005).
Exhibit T-3E(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of Emeritus Corporation's Schedule TO filed October 18, 2005).
Exhibit T-3E(3)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) of Emeritus Corporation's Schedule TO filed October 18, 2005).
Exhibit T-3E(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(4) of Emeritus Corporation's Schedule TO filed October 18, 2005).
Exhibit T-3E(5)	Form of Letter to Clients (incorporated by reference to Exhibit (a)(5) of Emeritus Corporation's Schedule TO filed October 18, 2005).
Exhibit T-3E(6)	Press Release, dated July 6, 2005 (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated June 30, 2005 and incorporated herein by reference)
Exhibit T-3E(7)	Press Release, dated October 18, 2005 (incorporated by reference to Exhibit (a)(7) of Emeritus Corporation's Schedule TO filed October 18, 2005).
Exhibit T-3E(8)

Amended and Restated Agreement Regarding 6.25% Convertible Subordinated Debentures Due 2006, dated October 14, 2005, between the Company, Columbia Select, L.P. and Catalina General, L.P., Saratoga Partners IV, LP, Saratoga Management Company LLC, and Saratoga Coinvestment IV LLC. (Incorporated by reference to the indicated exhibit filed with the Company’s Current Report on Form 8-K dated October 14, 2005)

Exhibit T-3F

Cross-Reference Sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended (included in Exhibit T3C hereto)

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Emeritus Corporation, a corporation organized and existing under the laws of Washington, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Seattle and State of Washington, on the 11th day of October, 2005.

By   /s/ Martin D. Roffe

Martin D. Roffe
                                  Vice President of
                                  Financial Planning

Attest:

    /s/ Raymond R. Brandstrom
    Raymond R. Brandstrom
    Vice President of Finance, Chief Financial  Officer
    and Secretary

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)
_______________________________________________________

U.S. BANK NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

31-0841368
I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Todd R. DiNezza
U.S. Bank National Association
One Federal Street
Boston, MA 02110
(617) 603-6573
(Name, address and telephone number of agent for service)

Emeritus Corporation
(Issuer with respect to the Securities)
Washington	91-1605464
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3131 Elliot Avenue, Suite 500 Seattle, WA	98121
(Address of Principal Executive Offices)	(Zip Code)

6.25% Convertible Subordinated Debentures Due 2008
(Title of the Indenture Securities)

FORM T-1

Item 1. GENERAL INFORMATION. Furnish the following information as to the Trustee.

a) Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
Washington, D.C.

b) Whether it is authorized to exercise corporate trust powers.
Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15	Items 3-15 are not applicable because to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1. A copy of the Articles of Association of the Trustee.*

2. A copy of the certificate of authority of the Trustee to commence business.*

3. A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4. A copy of the existing bylaws of the Trustee.*

5. A copy of each Indenture referred to in Item 4. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7. Report of Condition of the Trustee as of March 31, 2004, published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

* Incorporated by reference to Registration Number 333-67188.

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NOTE

The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Boston, Commonwealth of Massachusetts on the 30th of September, 2005.

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Todd R. DiNezza
Name: Todd R. DiNezza
Title: Assistant Vice President

By: /s/ John A. Brennan
Attest: John A. Brennan
Title: Account Manager

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Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: October 17, 2005

U.S. BANK NATIONAL ASSOCIATION

By: /s/ Todd R. DiNezza
Name: Todd R. DiNezza
Title: Assistant Vice President

By: /s/ John A. Brennan
Attest: John A. Brennan
Title: Account Manager

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Exhibit 7

U.S. Bank National Association
Statement of Financial Condition
As of 3/31/2005

($000’s)

3/31/2005
Assets
Cash and Due From Depository Institutions	$8,894,661
Federal Reserve Stock	0
Securities	42,846,194
Federal Funds	2,861,316
Loans & Lease Financing Receivables	122,284,459
Fixed Assets	1,780,370
Intangible Assets	10,263,150
Other Assets	8,917,028
Total Assets	$197,847,178

Liabilities
Deposits	$126,268,324
Fed Funds	10,290,860
Treasury Demand Notes	0
Trading Liabilities	144,277
Other Borrowed Money	27,701,315
Acceptances	91,307
Subordinated Notes and Debentures	6,814,193
Other Liabilities	6,028,535
Total Liabilities	$177,338,811

Equity
Minority Interest in Subsidiaries	$1,022,821
Common and Preferred Stock	18,200
Surplus	11,792,288
Undivided Profits	7,675,058
Total Equity Capital	$20,508,367

Total Liabilities and Equity Capital	$197,847,178

To the best of the undersigned’s determination, as of the date hereof, the above financial information is true and correct.

U.S. Bank National Association

By:   /s/ Todd R. DiNezza
    Todd R. DiNezza, Assistant Vice President

Date: October 17, 2005

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